Exhibit 21.1

SUBSIDIARIES OF XTL BIOPHARMACEUTICALS LTD.

Name of Subsidiary	Jurisdiction of Incorporation
XTEPO, Ltd.	Israel
XTL Biopharmaceuticals, Inc.	Delaware
XTL Development, Inc.	Delaware